Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”) of January 7, 2008

This MD&A is published to meet securities regulatory requirements and is disseminated in both print and electronic form in conjunction with the Annual Report of Central Fund of Canada Limited (“Central Fund” or the “Company”) for the fiscal year ended on October 31, 2007.  Readers are directed to the Directors’ 46th Report to Shareholders on pages 2 and 3 and to the Notes to Financial Statements on pages 8 to 13 which fully disclose accounting policies, share capital, related party administrative and consulting agreement fees and other matters within Central Fund’s 2007 Annual Report.

The following discussion is based on Central Fund’s financial statements which are prepared in accordance with accounting principles generally accepted in Canada (Canadian “GAAP”).  These principles are substantially the same as United States generally accepted accounting principles.

Throughout this discussion, all currency amounts are in United States dollars.

Outstanding Shares

There were 125,134,532 Class A retractable shares and 40,000 Common shares issued and outstanding at October 31, 2007.

Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly, at an annual rate for at least until October 31, 2015 of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Results of Operations - Changes in Net Assets

Changes in net assets, as reported in U.S. dollars from period to period, are primarily a result of share offerings, the changing market prices of gold and silver, and the proportion of each held by the Company.  Also, changes in the value of the U.S. dollar relative to the Canadian dollar will have an impact on net assets when reported in Canadian dollars.  The following table summarizes the changes in net assets in both U.S. and Canadian dollars, gold and silver prices, and the exchange rates between U.S. and Canadian dollars:

	Years ended October 31
	2007		2006		2005
	U.S.$	Cdn. $	U.S.$	Cdn. $	U.S.$	Cdn. $
Unrealized appreciation of holdings (in millions)	$221.5	$47.9	$215.4	$211.1	$45.8	$35.0
Net income for the period (in millions)	$218.2	$40.5	$212.2	$206.4	$42.7	$30.8
Net income per Class A share	$1.94	$0.36	$2.17	$2.11	$0.45	$0.33

Change in net assets from prior year (in millions)	$401.2	$236.6	$295.3	$300.5	$122.7	$127.8
% change from prior year	48.0%	25.2%	54.6%	47.1%	29.3%	25.0%

Change in net assets per Class A share from prior year	$1.90	$0.42	$2.25	$2.20	$0.47	$0.33
% change per Class A share from prior year	23.8%	4.7%	39.2%	50.3%	8.9%	5.1%

Gold price (U.S. $ per fine ounce)		$789.50		$603.75		$470.75
% change from prior year	30.8%		28.3%		10.6%

Silver price (U.S. $ per ounce)		$14.32		$12.08		$7.765
% change from prior year	18.5%		55.6%		8.4%

Exchange rate: $1.00 U.S. = Cdn.		$0.9499		$1.1227		$1.1801
% change from prior year	(15.4)%		(4.9)%		(3.3)%

In fiscal 2007, net assets as reported in U.S. dollars increased by $401.2 million or 48.0%.  A portion of this increase was the result of two public offerings completed during the year as described in Note 4 to the financial statements.  Treasury shares were issued in these offerings at a premium over the net asset value per Class A share at the time of pricing, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issues totalled $184,066,176, of which $85,724,677 was used to purchase 125,143 fine ounces of gold bullion, and $83,667,935 was used to purchase 6,257,242 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $14,673,564, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $217.1 million was primarily attributable to increases in the prices of gold (30.8%) and silver (18.5%) during the year.

The increase in net assets described above was nominally affected by the loss before unrealized appreciation of holdings during the year and the dividend paid on the Class A shares.  Though subject to the same effects as described above, net assets reported in Canadian dollars increased by a lesser amount of 25.2% due to the 15.4% decrease in the U.S. dollar relative to the Canadian dollar.

In fiscal 2006, net assets as reported in U.S. dollars increased by $295.3 million or 54.6%.  A portion of this increase was the result of two public offerings completed during the year as described in Note 4 to the financial statements.  Shares were issued in these offerings at a premium over the net asset values per Class A shares at the time of the issues, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issues totalled $84,192,981, of which $37,858,248 was used to purchase 60,435 fine ounces of gold bullion, and $35,764,730 was used to purchase 3,021,800 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $10,570,003, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $211.1 million during fiscal 2006 was primarily attributable to increases in the prices of gold (28.3%) and silver (55.6%) during the year.

The increase in net assets described above was nominally affected by the loss before unrealized appreciation of holdings during the year and the dividend paid on the Class A shares.  Though subject to the same effects as described above, net assets reported in Canadian dollars increased by a lesser amount of 47.1% as a result of the 4.9% decrease in the U.S. dollar relative to the Canadian dollar.

In fiscal 2005, net assets as reported in U.S. dollars increased by $122.7 million or 29.3%.  A large portion of this increase was the result of a public offering completed during the year as described in Note 4 to the financial statements.  This share offering was issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders.  The net proceeds from the share issue totalled $80,942,696, of which $40,790,400 was used to purchase 96,000 fine ounces of gold bullion, and $35,376,000 was used to purchase 4,800,000 ounces of silver bullion, primarily in physical bar form.  The balance of the proceeds, $4,776,296, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $41.8 million was primarily attributable to increases in the prices of gold (10.6%) and silver (8.4%) during the year.

The increase in net assets described above was nominally affected by the loss before unrealized appreciation of investments during the year and the dividend paid on the Class A shares.  Though subject to the same effects as described above, net assets reported in Canadian dollars increased by a lesser amount of 5.1% due to the 3.3% decrease in the U.S. dollar relative to the Canadian dollar.

The following table summarizes the changes in net assets in U.S. dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars on a quarterly basis:

	Quarter ended
	(in US$ )
	October 31	July 31	April 30	January 31
2007
Unrealized appreciation (depreciation) of holdings (in millions)	$152.2	$(29.3)	$24.6	$74.0
Net income (loss) for the period (in millions)	$151.4	$(30.1)	$23.7	$73.2
Net income (loss) per Class A share	$1.33	$(0.27)	$0.21	$0.67
Total Net Assets (in millions)	$1,237.5	$980.7	$1,010.8	$987.1
Changes in net assets from prior period (in millions)	$256.8	$(30.1)	$23.7	$150.8
% change from prior period	26.2%	(3.0)%	2.4%	18.0%

	Quarter ended
	(in US$ )
	October 31	July 31	April 30	January 31
2007 continued
Change in net assets per Class A share from prior period	$1.24	$(0.27)	$0.21	$0.72
% change per Class A share from prior period	14.3%	(3.0)%	2.4%	9.0%

Gold price	$789.50	$665.50	$677.00	$650.50
% change from prior period	18.6%	(1.7)%	4.1%	7.7%

Silver Price	$14.32	$12.93	$13.50	$13.36
% change from prior period	10.8%	(4.2)%	1.0%	10.6%

Exchange rate: $1.00 U.S. = Cdn.	$0.9499	$1.0657	$1.1067	$1.1792
% change from prior period	(10.9)%	(3.7)%	(6.1)%	5.0%

2006
Unrealized appreciation (depreciation) of holdings (in millions)	$2.0	$(42.9)	$129.1	$127.2
Net income (loss) for the period (in millions)	$1.2	$(43.2)	$128.0	$126.2
Net income (loss) per Class A share	$0.1	$(0.45)	$1.35	$1.34
Total Net Assets (in millions)	$836.3	$778.4	$821.6	$667.2
Changes in net assets from prior period (in millions)	$57.9	$(43.2)	$154.4	$126.2
% change from prior period	7.4%	(5.3)%	23.1%	23.3%

Change in net assets per Class A share from prior period	$0.01	$(0.44)	$1.35	$1.33
% change per Class A share from prior period	0.1%	(5.20)%	19.10%	23.2%

Gold price	$603.75	$632.50	$644.00	$568.75
% change from prior period	(4.5)%	(1.8)%	13.2%	20.8%

Silver Price	$12.08	$11.44	$12.55	$9.91
% change from prior period	5.6%	(8.9)%	26.7%	27.6%

Exchange rate: $1.00 U.S. = Cdn.	$1.1227	$1.1309	$1.1203	$1.1439
% change from prior period	(0.70)%	0.9%	(2.1)%	(3.1)%

2005
Unrealized appreciation (depreciation) of holdings (in millions)	$45.1	$1.0	$16.4	$(16.7)
Net income (loss) for the period (in millions)	$44.3	$0.3	$15.6	$(17.5)
Net Income (loss) per Class A share	$0.47	$0.00	$0.17	$(0.19)
Total Net Assets (in millions)	$541.0	$497.6	$497.3	$481.7
Changes in net assets from prior period (in millions)	$43.4	$0.3	$15.6	$63.4
% change from prior period	8.7%	0.1%	3.2%	15.2%

Change in net assets per Class A share from prior period	$0.46	$0.01	$0.16	$(0.16)
% change per Class A share from prior period	8.7%	0.2%	3.1%	(3.00)%

Gold price	$470.75	$429.00	$435.70	$422.15
% change from prior period	9.7%	(1.50)%	3.20%	(0.80)%

Silver Price	$7.765	$7.145	$6.98	$6.72
% change from prior period	8.7%	2.40%	3.9%	(6.1)%

Exchange rate: $1.00 U.S. = Cdn.	$1.1801	$1.2259	$1.2569	$1.2380
% change from prior period	(3.7)%	(2.5)%	1.5%	1.4%

Forward - Looking Observations

It is possible to predict the impact that changes in the market prices of gold and silver will have on the net asset value per Class A share.  Assuming as a constant exchange rate the rate which existed on October 31, 2007 of $0.9499 Cdn. for each U.S. dollar together with holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.51 per share or Cdn. $0.48 per share.  A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.46 per share or Cdn. $0.44 per share.  If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $0.97 per share or Cdn. $0.92 per share.

When expressed in U.S. dollar terms, Central Fund’s net asset value per Class A share is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Central Fund’s net assets are priced internationally in U.S. dollar terms.  However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars.  This arises because over 99% of Central Fund’s net assets were denominated in U.S. dollars as at October 31, 2007, including gold and silver bullion and some U.S. cash.  An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets would be worth less when expressed in Canadian dollar terms.

It is also possible to predict the impact that changes in the value of the U.S. dollar relative to the Canadian dollar will have on the net asset value per Class A share as reported in Canadian dollars.  As previously mentioned, over 99% of Central Fund’s net assets are denominated in U.S. dollars.  Assuming constant gold and silver prices, a 10% increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would change the net asset value per share as expressed in Canadian dollars in the same direction by approximately the same percentage.

Central Fund’s annual tax liability was exclusively made up of the Canadian Federal large corporations tax (a tax on the amount of taxable capital employed in Canada in excess of an allowable capital deduction).  The Canadian Federal 2006 Budget eliminated this tax retroactive to January 1, 2006.

Financial Results - Net Income

Central Fund’s earned income objective is secondary to its investment objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion do not generate income, Central Fund’s realized income is a miniscule percentage of its net assets.  However, CICA Accounting Guideline 18 (Investment Companies), requires Central Fund to record unrealized appreciation (depreciation) of holdings in income.  Accordingly, for the last three fiscal years, Central Fund has reported net income as required.  Central Fund expects to generate cash flow from its holdings of cash equivalents, and will sell bullion certificates only if necessary to replenish cash reserves.

Fiscal 2007 Compared to Fiscal 2006

Net income of $218,209,175 for the 2007 fiscal year was 2.8% higher than the 2006 net income of $212,180,727.  The prime component of this increase was the unrealized appreciation of holdings resulting from the adoption of CICA Accounting Guideline 18 (Investment Companies).  Interest income increased compared to the prior year as average balances of interest-bearing cash deposits were higher.

Expenses (which exclude taxes) increased by 22.5% over the prior year.  The increase in net assets during the year, resulting from two public offerings and increases in the prices of gold and silver, had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above.  Safekeeping fees and bullion insurance have significantly increased during the year for the same reasons.  Audit expenses increased as a result of changes to the compliance requirements for the Company as stipulated by Canadian and U.S. Securities Regulators.

Expenses (which exclude taxes) as a percentage of average month-end net assets for the 2007 fiscal year were 0.43% compared to 0.48% in 2006.  The Federal large corporations capital tax was paid by the Company until its elimination by the Canadian Government effective January 1, 2006.   The decrease in taxes to $0 from $224,885 in 2006 was directly related to the elimination of the Federal large corporations capital tax effective January 1, 2006.

Fiscal 2006 Compared to Fiscal 2005

The net income of $212,180,727 during the 2006 fiscal year was 497.5% higher than the 2005 net income of $42,652,131.  The prime component of this increase was the unrealized appreciation of holdings resulting from the adoption of CICA Accounting Guideline 18 (Investment Companies).  Interest income was higher compared to the prior year as average balances of interest-bearing cash deposits were higher.  All of the nominal amount of marketable securities were sold during fiscal 2006.

Expenses (which exclude taxes) increased by 37.5% over the prior year.  The increase in net assets during the year, as a result of two public offerings and the increases in the prices of gold and silver, had an impact on several expense categories.  Administration fees, which are calculated monthly based on net assets at each month-end increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above.  Safekeeping fees and bullion insurance have significantly increased during the year for the same reasons.  Legal, audit and regulatory expenses increased as a result of changes to the compliance requirements for the Company as stipulated by Canadian and U.S. Securities Regulators.  Shareholder information costs increased as Canadian and U.S. stock exchange fees were increased at the time of filing the additional issues of shares.

Expenses (which exclude taxes) as a percentage of the average of the month-end net assets during the 2006 fiscal year were 0.48% compared to 0.51% in 2005.  Taxes, or more specifically the Federal large corporations capital tax, was paid by the Company until its elimination by the Canadian Government effective January 1, 2006.   The decrease in income taxes to $224,885 from $869,549 in 2005 is directly related to the elimination of the Federal large corporations capital tax effective January 1, 2006.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid.  The Company’s objective is to hold cash reserves that generate some income primarily to be applied to pay expenses and Class A share dividends.  At October 31, 2007, Central Fund’s cash reserves, including cash equivalents, were $27,530,873.  The comparable figure at October 31, 2006 was $16,636,587.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund’s bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.  Sales of bullion holdings could result in Central Fund realizing capital gains or losses.  Central Fund qualifies as a Mutual Fund Corporation for share redemption purposes only but is not a mutual fund as defined by securities regulators.  As a Mutual Fund Corporation, any Canadian tax payable by Central Fund to the extent that it relates to taxable capital gains is fully refundable when the realized gains are distributed to shareholders.  Should Central Fund not qualify as a Mutual Fund Corporation at any time in the future, Central Fund would have to pay non-refundable tax on such capital gains, if any.  Payments for such distributions or tax would be a further use of Central Fund’s cash resources.  During the fiscal year ended October 31, 2007, Central Fund’s cash reserves increased by $10,894,286 from those held at October 31, 2006.  The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash was the cash portion retained from the proceeds of the issuances of Class A shares which totalled $184,232,687 net of share issue costs of $1,200,000.  An additional $1,256,706 includes the Federal large corporations capital tax recovered from fiscal 2006 and interest generated on short-term securities.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold and silver bullion with the proceeds from the share issues referred to above.  Central Fund paid $85,724,677 to purchase 125,143 fine ounces of gold and $83,667,935 to purchase 6,257,242 ounces of silver during the year.

Central Fund paid total expenses of $4,155,950 during the 2007 fiscal year, $820,662 of which related to amounts which had been accrued at October 31, 2006 and which were reflected in the accounts of that year.  Other cash outflows include $1,046,545 paid in the 2007 fiscal year with respect to Central Fund’s October 31, 2006 Class A share dividend.

Central Fund’s Board of Directors made the decision to build up cash reserves by retaining in cash and cash equivalents a portion of the proceeds from share issues in recent years.  Consistent with this objective, $14,673,564 of the $184,066,176 received upon the issuance of Class A shares was placed into interest-bearing cash deposits.  These amounts are to be used to pay expenses and dividend payments, and to meet demands for redemption of shares (if any).  The Board of Directors is mindful of the need to make these payments each year, while continuing to meet the Company’s stated objective of holding the maximum amount the Board deems reasonable in the form of gold and silver bullion.  Although it could readily generate cash by liquidating a small portion of its holdings, Central Fund seeks to avoid any liquidation in the foreseeable future.  However, were reserves to become too low and in the absence of other sources of capital at the time, liquidation of a portion of the holdings could be made which would result in gains or losses on such holdings.

New Accounting and Auditing Pronouncements

In fiscal 2007, the Company adopted, retroactively without restatement, the new Canadian accounting recommendations for Financial Instruments-Recognition and Measurement. These new pronouncements did not have any impact on the Company’s financial statements.  The Company also adopted Auditing Standard AS-5 of the Public Company Accounting Oversight Board.

Disclosure Controls and Procedures

Senior executive officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the year ended October 31, 2007.

Inflation

Because Central Fund’s financial statements are prepared on a market price basis, the impact of inflation and resulting currency price changes of gold and silver are reflected in these financial statements.

Risk Factors

Prospective investors should consider carefully the following factors relating to the business and primary assets of Central Fund before deciding whether to purchase shares.

Gold and Silver Price Volatility

Central Fund is almost entirely invested in pure refined gold and silver bullion. Therefore, the principal factors affecting the price of its shares are factors which affect the currency prices of gold and silver, which are beyond the Company’s control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on the shares of gold producers, as gold producers have considerable inherent operational costs and other risks resulting in more volatile share prices of such producers. Central Fund’s net assets are denominated in U.S. dollars. As at October 31, 2007, the Company’s assets were made up of 51.4% gold bullion, 46.6% silver bullion, 2.0% cash and interest-bearing deposits and other working capital amounts.  The Company does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the shares will depend on, and typically fluctuate with the price fluctuations of such assets.  Gold and silver bullion are traded internationally and their market prices may be affected by a variety of unpredictable, international, economic, monetary and political considerations.  Macroeconomic considerations include: expectations of future rates of inflation; the strength or weakness of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and the relative value of other currencies; interest rates; and global or regional political or economic events, including banking crises.  Political factors, including market interventions and international conflicts, may also affect gold and silver prices.

United States Federal Income Tax Considerations

The Company is advised that it is likely that the Company is a ‘‘passive foreign investment company’’ for United States federal tax purposes. Under the passive foreign investment company rules, the tax treatment of the Class A non-voting shares is very complex, uncertain and, in some cases, potentially unfavorable to United States Persons.  Central Fund is advised that US Investors filing Qualified Election Forms in respect of their investments in Central Fund should qualify for capital gains tax treatment, such current US rate being 15%.  Each United States person who acquires Class A shares, whether from the Company or in the market, is strongly urged to consult their own tax advisor.

This MD&A is dated January 7, 2008.